Exhibit 99.1

DRAFT – PRIVILEGED & CONFIDENTIAL

ATTUNITY ADOPTS SHAREHOLDER RIGHTS PLAN

Rights Plan is for a Limited Duration and will Expire on June 30, 2017

Burlington, MA – (June 8, 2016) – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of Big Data management software solutions, announced today that its Board of Directors has adopted a Shareholder Bonus Rights Plan (the “Plan”). The Plan is similar to plans adopted by many other public companies and is intended to ensure that all of Attunity's shareholders are treated fairly and equitably in the event of an unsolicited takeover attempt and to encourage any potential acquirer to negotiate with the Board of Directors. The Plan was not adopted in response to any specific takeover offer.

Shimon Alon, Chairman and CEO of Attunity, said "The Board adopted the rights plan in order to protect the interests of shareholders. The rights plan does not prevent the Board from considering or accepting an offer to acquire the Company if the Board believes it is in the best interests of the Company and its shareholders. Rather, the rights plan is designed to guard against undervalued unsolicited transactions, inadequate partial tender offers and other abusive tactics. To clarify, the rights plan is not in response to any particular takeover attempt, however we believe that current market conditions, including the volatility of our share price in the past several months, warrant the adoption of such a plan."

Pursuant to the Plan, the share purchase bonus rights (the "Rights") will be distributed at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on June 17, 2016. The Rights will be exercisable and transferable apart from the Company’s ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership (including through derivative securities) of 11% or more of the Company’s ordinary shares, subject to certain exceptions set forth in the Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Until the Rights become exercisable, each Right initially will represent the right to buy one-half of one ordinary share of the Company for $70 per share. Subject to certain conditions described in the Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled, for a price of $70, to purchase ordinary shares having a market price of  $140 (two times the $70 exercise price), or, in other words, at one-half of the market price per share.

The Rights will expire on June 30, 2017 and are generally redeemable by the Board of Directors, at $0.001 per Right, at any time until the tenth business day following public disclosure that a person or group has become an Acquiring Person. Shareholders are not required to take any actions to receive the Rights distribution. Until the Rights become exercisable, outstanding share certificates will represent both ordinary shares of the Company and the Rights.

Goldfarb Seligman & Co. is serving as legal advisor to Attunity.

Additional details about the Shareholder Bonus Rights Plan will be filed with the Securities and Exchange Commission on a Form 6-K.

About Attunity
Attunity is a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution,  test data management,  data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our blog and join our community on Twitter, Facebook, LinkedIn, and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to our history of operating losses and ability to achieve profitability;  our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers;  risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our ability to expand our business into the SAP market and the success of our Gold Client offering;  timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© 2016 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com   / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com